Exhibit 99.2

Dear Shareholders:

In fiscal year 2014, Gerdau maintained its cash generation by effectively managing its various Business Operations, despite the challenging scenario in the world steel industry. This stability in cash generation was made possible by taking advantage of our geographic diversification, optimizing the utilization of our assets, divesting non-core assets, carefully selecting new investments and controlling financial leverage.

In 2014, shipments came to 17.9 million tonnes, resulting in consolidated net sales of R$ 42.5 billion, 6.7% more than in 2013, with growth in all business operations, except the Brazil Business Operation.

Consolidated adjusted EBITDA and adjusted EBITDA margin in 2014 were R$ 4.8 billion and 11.3%, respectively, relatively stable compared to 2013, due to the Company’s geographic diversification, with the weaker result in the Brazil Business Operation offset by better result in the North America Business Operation.

Consolidated net income in the fiscal year was R$ 1.5 billion. Based on this result, dividends and interest on capital stock were declared in the amounts of R$ 426.1 million to the shareholders of Gerdau S.A.

Investments in maintenance, technological updating and capacity expansion amounted to R$ 2.3 billion in 2014. The Company continued to invest in its ongoing capacity expansion and productivity improvement projects, as well as in the maintenance actions scheduled for the period.

Profile

Gerdau is the leading manufacturer of long steel in the Americas and a major global supplier of special steel. In Brazil, also produces flat steel and iron ore, activities that are expanding its product mix and the competitiveness of its operations. Gerdau has industrial operations in 14 countries — the Americas, Europe and Asia — with a combined installed capacity of more than 25 million tonnes of steel a year. It is also Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

World Steel Market

Steel Industry Production (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Crude Steel
Brazil	33,912	34,163	-0.7%
North America (except Mexico)	100,943	99,227	1.7%
Latin America (except Brazil)	32,232	31,692	1.7%
Europe	166,343	169,390	-1.8%
India	83,197	81,299	2.3%
China	812,804	822,000	-1.1%
Others	398,148	387,356	2.8%
Total(1)	1,627,579	1,625,127	0.2%

Source: worldsteel and Gerdau

(1) - Figures represent approximately 98% of global production.

•      World steel production remained stable in 2014 compared to 2013 (see table above), with China accounting for 49.9% of global production. The average utilization rate of global steel capacity was 76.7% in 2014, compared with 78.4% in 2013. Production performance in the regions where Gerdau operates was as follows: in Brazil, production decreased slightly, in line with the country’s slower economic growth; in North America, the increased production was due to the ongoing economic recovery observed in particular in the United States; in Latin America, the increase was due to economic growth in certain countries in the region, despite the impacts observed in the commodities market in general; in Europe, the lower production was due to slower economic growth in certain countries in the region.

•      On October 06, 2014, World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in 2015, in which it estimated growth at 2.0%. The association revised downward the forecast it made in April 2014 (+3.3% in 2015), due to the slower growth expected in both emerging and developing economies. In the case of China, slower growth is expected in its steel consumption in 2015 (+0.8%), reflecting the structural transformation of its economy.  On the other hand, the continued good performance of the U.S. economy should support growth in the country’s apparent consumption of 1.9% in 2015. In Europe apparent consumption is also expected to grow in 2015, by 2.9%. In short, apparent steel consumption in developed economies should grow by 1.7% in 2015, while developing economies are expected to grow their consumption by 2.2% in 2015.

Consolidated Information

Gerdau’s Performance in 2014

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Steel Production and Shipments

Consolidated (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	18,028	18,009	0.1%
Shipments of steel	17,869	18,519	-3.5%

•      Consolidated crude steel production remained stable in 2014 compared to 2013, with the performance of the various business operations offsetting each other.

•      Consolidated shipments decreased in 2014 compared to 2013, reflecting mainly the lower shipments at the Brazil BO.

Consolidated Results

Net sales, cost and gross margin

Consolidated (R$ million)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales	42,546	39,863	6.7%
Cost of Goods Sold	(37,406)	(34,728)	7.7%
Gross profit	5,140	5,135	0.1%
Gross margin (%)	12.1%	12.9%

•      In 2014, consolidated net sales and cost of goods sold increased compared to 2013, mainly due to the effects of exchange variation on the translation of these amounts from foreign companies into Brazilian real (depreciation of the Brazilian real against the currencies of countries where Gerdau has operations, especially the U.S. dollar).

•      Consolidated gross income remained stable in 2014 compared to 2013, however, gross margin decreased due to the reduction in gross profit and gross margin in the Brazil BO, which were partially offset by the increases in gross profit and gross margin in the North America BO.

Selling, general and administrative expenses

Consolidated (R$ million)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Selling expenses	691	659	4.9%
General and administrative expenses	2,037	1,953	4.3%
Total	2,728	2,612	4.4%
% of net sales	6.4%	6.6%

•      Selling, general and administrative expenses as a ratio of net sales decreased slightly in 2014 in relation to 2013, demonstrating the efforts to rationalize these expenses made by the Company over the course of 2014.

Other operating revenue (expenses)

Consolidated (R$ million)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Other operating income (expenses)	88	178	-50.6%
Impairment of Assets	(339)	—	—
Result in operations with jointly controlled entities	637	—	—
Equity in earnings of unconsolidated companies	102	54	89%

•      The reduction in the line “other operating income (expenses)” in 2014 compared to 2013 was due to the divestments of commercial properties in Brazil in the amount of R$ 98.6 million, which was recorded in 4Q13.

•      The line “Impairment of assets” recorded in 2014 refers to the lack of expectation of utilizing certain assets in the Latin American BO identified through impairment testing.

•      The line “gains in joint ventures operations” in 2014 occurred due to the sale of the 50% interest in Gallatin Steel Company on October 8, 2014.

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 1.1 million tonnes in 2014 based on their respective equity interests, resulting in net sales of R$ 2.2 billion, 12.4% higher than in 2013.

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net income	1,488	1,694	-12.2%
Net financial result	1,561	1,301	20.0%
Provision for income and social contribution taxes	(150)	(241)	-37.8%
Depreciation and amortization	2,227	2,030	9.7%
EBITDA (1)	5,126	4,784	7.1%
EBITDA Margin	12.0%	12.0%
Impairment of Assets	339	—	—
Gains in joint ventures operations	(637)	—	—
Adjusted EBITDA(1)	4,828	4,784	0.9%
Adjusted EBITDA Margin	11.3%	12.0%

(1) - Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company’s EBITDA  was calculated pursuant to Instruction 527 of the CVM, as well as EBITDA adjusted to provide more information on the cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	Fiscal Year 2014	Fiscal Year 2013
EBITDA (1)	5,126	4,784
Depreciation and amortization	(2,227)	(2,030)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	2,899	2,754

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•      Adjusted EBITDA and adjusted EBITDA margin remained relatively stable in 2014 compared to 2013, due to the Company’s geographic diversification, with the weaker performance of the Brazil BO offset by the better performance of the North America BO.

Net financial result and net income

Consolidated (R$ million)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Income before financial income (expenses) and taxes (1)	2,899	2,754	5.3%
Financial Result	(1,561)	(1,301)	20.0%
Financial income	276	293	-5.8%
Financial expenses	(1,397)	(1,053)	32.7%
Exchange variation, net	(476)	(544)	-12.5%
Exchange variation on net investment hedge	(328)	(323)	1.5%
Exchange variation - other lines	(148)	(221)	-33.0%
Gains (losses) on financial instruments, net	36	3	1100.0%
Income before taxes (1)	1,338	1,453	-7.9%
Income and social contribution taxes	150	241	-37.8%
On net investment hedge	328	323	1.5%
Other lines	(178)	(82)	117.1%
Consolidated Net Income (1)	1,488	1,694	-12.2%

(1) - Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      In 2014 compared to 2013, the higher negative financial result mainly reflects the higher financial expenses arising from the increase in gross debt between the comparison periods.

•      Note that, in accordance with the IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      Consolidated net income decreased in 2014 compared to 2013, mainly due to the increase in financial expenses that occurred despite the growth in operating income, which includes the non-recurring events described in “Other operating revenue and expenses.”

Investments

•      In 2014, investments in fixed assets amounted to R$ 2.3 billion, which was inflated by the depreciation in the Brazilian real against the U.S. dollar in the closing months of the year, since most investments are linked to the U.S. dollar. Of the amount invested in the year, 40.1% was allocated to the Brazil BO, 25.1% to the Special Steel BO, 13.6% to the North America BO, 14.1% to the Latin America BO and 7.1% to the Iron Ore BO. The Company continued to invest in its ongoing capacity expansion and productivity improvement projects, as well as in the maintenance actions scheduled for the period.

•      Based on the investments scheduled for 2015, Gerdau plans to invest R$ 1.9 billion, considering the investments in productivity improvement and maintenance.

Working Capital and Cash Conversion Cycle

•      In December 2014, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased in relation to December 2013, due to the growth in working capital outpacing the growth in net sales. Note that the increase in working capital between December 2013 and December 2014 includes effects of exchange variation of R$ 490.0 million on the working capital of companies abroad.

Financial Liabilities

Debt composition (R$ million)	12.31.2014	12.31.2013
Short Term	2,038	1,838
Local Currency (Brazil)	79	491
Foreign Currency (Brazil)	304	262
Companies abroad	1,655	1,085
Long Term	17,484	14,869
Local Currency (Brazil)	4,073	2,927
Foreign Currency (Brazil)	10,717	8,725
Companies abroad	2,694	3,217
Gross Debt (principal + interest)	19,522	16,707
Interest on the debt	(344)	(391)
Gross Debt (principal)	19,178	16,316
Cash, cash equivalents and short-term investments	5,849	4,222
Net Debt(1)	13,329	12,094

(1) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On December 31, 2014, the composition of gross debt (principal) was 8.8% short term and 91.2% long term. The foreign currency exposure of gross debt (principal + interest) stood at 78.7% on December 31, 2014. The R$ 2.8 billion increase in gross debt between December 2013 and December 2014 was mainly due to the effect of exchange variation in the period (R$ 2.3 billion) and to the assumption of new debt in Brazilian real.

•      The R$ 1.6 billion increase in the cash position between December 2013 and December 2014 is explained by the recording of the proceeds from the divestment of Gallatin Steel Company and by the cash generation in the period. On December 31, 2014, 40.7% of this cash was held by Gerdau’s subsidiaries abroad and denominated mainly in U.S. dollar.

•      The increase in net debt on December 31, 2014 compared to December 31, 2013 was due to the increase in gross debt, which was partially offset by the higher cash position.

•      On December 31, 2014, the nominal weighted average cost of gross debt (principal) was 6.5%, or 9.4% for the portion denominated in Brazilian real, 5.9% plus foreign exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.9% for the portion contracted by subsidiaries abroad. On December 31, 2014, the average gross debt term was 7.1 years.

•      The Company’s main debt indicators are shown below:

Indicators	12.31.2014	12.31.2013
Gross debt / Total capitalization (1)	36%	34%
Net debt(2) / EBITDA (3)	2.4x	2.5x
EBITDA (3) / Net financial expenses (3)	5.1x	6.3x

(1) - Total capitalization = shareholders’ equity + gross debt (principal)

(2) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) -  EBITDA in the last 12 months.

Note: EBITDA in the last 12 months, note that, fiscal year 2014 includes gains in joint venture operations.

Indebtedness

(R$ billion)

•      On December 31, 2014 the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
1st quarter of 2015	466
2nd quarter of 2015	288
3rd quarter of 2015	794
4th quarter of 2015	146
Total	1,694

Long Term	R$ million
2016	893
2017	3,152
2018	755
2019 and after	12,684
Total	17,484

•      On April 9, 2014, Gerdau placed US$ 500 million in 30-year bonds with an annual coupon of 7.25%, with the proceeds used to lengthen its debt maturity profile. Half of these proceeds was used in the Tender Offer for the 2017 and 2020 Bonds. The geographic distribution of the offering was as follows: 71% United States; 21% Europe, Middle East and Africa; 7% Latin America; and 1% Asia Pacific.

•      Also in April 2014, Gerdau announced an Exchange Offer for a portion of the outstanding bonds due 2017 and 2020 for US$ 1.2 billion in newly issued Senior Bonds due 2024 with an annual coupon of 5.893%.

Subsequent Events

Share Buyback

•      On January 19, 2015, Gerdau S.A. announced a buyback program involving up to 30,000,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB), representing in aggregate approximately 3.4% of the preferred shares comprising the free-float, which on December 31, 2014 totaled 875,443,630 shares, for the purposes of: (i) meeting the needs of the Long Term Incentive Programs of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancelling; or (iv) subsequent sale in the market. The program will have a maximum term of three months, from January 19, 2015 to April 17, 2015, inclusive.

Business Operations (BO)

The information in this report is divided into five Business Operations (BO), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BO — includes the steel operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America BO — includes all North American operations, except Mexico and special steel;

•      Latin America BO — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel BO — includes the special steel operations in Brazil, Spain, United States and India.

•      Iron Ore BO — includes the iron ore operations in Brazil.

Net sales

EBITDA and EBITDA Margin

Brazil BO

Production and shipments

Brazil BO (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	6,458	6,963	-7.3%
Shipments of steel	6,583	7,281	-9.6%
Domestic Market	5,540	5,883	-5.8%
Exports	1,043	1,398	-25.4%

•      In 2014 compared to 2013, crude steel production decreased, mainly due to lower shipments in the period in both the domestic and export markets.

•      Steel shipments decreased in 2014 compared to 2013, due to weaker demand in the domestic market caused by slower growth in the construction and manufacturing industries in Brazil, reflecting the country’s weak GDP growth. Exports were also lower in the period, due to lower international prices and oversupply in the world steel industry.

Operating result

Brazil BO	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	14,294	14,837	-3.7%
Domestic Market	12,635	12,863	-1.8%
Exports(1)	1,659	1,974	-16.0%
Cost of Goods Sold (R$ million)	(11,641)	(11,884)	-2.0%
Gross profit (R$ million)	2,653	2,953	-10.2%
Gross margin (%)	18.6%	19.9%
EBITDA (R$ million)	2,654	2,978	-10.9%
EBITDA margin (%)	18.6%	20.1%

(1) - Includes coking coal and coke net sales.

•      The lower net sales in 2014 compared to 2013 was mainly due to lower shipments in both the domestic and export markets, which were partially offset by the increase in net sales per tonne sold in the domestic market.

•      Cost of goods sold decreased in 2014 compared to 2013, due to lower shipments. The decrease in cost of goods sold was slower than the decrease in net sales, due to the reduced dilution of fixed costs, which led to a reduction in gross margin.

•      EBITDA and EBITDA margin in 2014 compared to 2013 decreased in proportion with the decrease in gross profit and gross margin in the period.

North America BO

Production and shipments

North America BO (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	6,649	6,121	8.6%
Shipments of steel	6,154	6,145	0.1%

•      The increase in production in 2014 compared to 2013 was mainly due to the adjustment in inventory levels to improve service to clients.

•      Shipments remained stable in 2014 compared to 2013, driven by continued strong demand from the non-residential construction and industrial sectors. On the other hand, the U.S. market was impacted by the higher supply of imported products in the region.

Operating result

North America BO	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	14,049	12,562	11.8%
Cost of Goods Sold (R$ million)	(13,093)	(11,919)	9.8%
Gross profit (R$ million)	956	643	48.7%
Gross margin (%)	6.8%	5.1%
EBITDA (R$ million)(1)	888	575	54.4%
EBITDA margin (%)(1)	6.3%	4.6%

(1) Adjusted EBITDA and adjusted EBITDA margin in the fiscal year 2014 (does not include gains in joitn venture operations).

•      Net sales increased in 2014 compared to 2013, due to the effect from exchange variation (9.0% average depreciation in the Brazilian real against the U.S. dollar) and, to a lesser extent, the increase in net sales per tonne sold.

•      The increase in net sales at a higher pace than the increase in cost of goods sold supported gross margin expansion in 2014 compared to 2013.

•      The higher EBITDA recorded in 2014 compared to 2013 is explained by the increase in gross profit, which supported EBITDA margin expansion.

Latin America BO

Production and shipments

Latin America BO (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	1,614	1,726	-6.5%
Shipments of steel	2,623	2,807	-6.6%

•      Production and shipments decreased in 2014 compared to 2013, due to the growth in imports and the region’s slower economic growth.

Operating result

Latin America BO	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	5,670	5,366	5.7%
Cost of Goods Sold (R$ million)	(5,023)	(4,801)	4.6%
Gross profit (R$ million)	647	565	14.5%
Gross margin (%)	11.4%	10.5%
EBITDA (R$ million)(1)	470	428	9.8%
EBITDA margin (%)(1)	8.3%	8.0%

(1) Adjusted EBITDA and adjusted EBITDA margin in 2014 (does not include the impairment of assets).

•      Net sales increased in 2014 compared to 2013, which is explained by the exchange variation impact resulting from the depreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates, despite the reduction in shipments.

•      Cost of goods sold increased in 2014 compared to 2013 due to the effect of exchange variation, despite the lower shipments. The improvement in gross margin is explained by net sales growing more than cost of goods sold, due to the better geographic mix of shipments in this business operation.

•      EBITDA and EBITDA margin increased in fiscal year 2014 compared to fiscal year 2013, although at a slower pace than the increase in gross profit and gross margin, reflecting the higher operating expenses.

Special Steel BO

Production and shipments

Special Steel BO (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production of crude steel	3,307	3,199	3.4%
Shipments of steel	2,894	2,857	1.3%

•      The increase in crude steel production in 2014 compared to 2013 was driven by higher production at the units in Spain and North America, where demand from the automotive industry has been improving. Another factor contributing to production growth was the improvement in the learning curve in the special steel operation in India over the course of 2014.

•      Shipments increased slightly in 2014 compared to 2013, driven by stronger demand in Spain and North America and the higher contribution from shipments in the India operation. On the other hand, the operation in Brasil posted lower shipments due to weaker activity in the automotive industry.

Operating result

Special Steel BO (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	8,644	8,023	7.7%
Cost of Goods Sold (R$ million)	(7,922)	(7,309)	8.4%
Gross profit (R$ million)	722	714	1.1%
Gross margin (%)	8.4%	8.9%
EBITDA (R$ million)	918	909	1.0%
EBITDA margin (%)	10.6%	11.3%

•      The increase in net sales and cost of goods sold in 2014 compared to 2013 was mainly due to the impact of exchange variation on shipments at foreign units.

•      The slight decrease in gross margin in 2014 compared to 2013 was due to the lower relative share of the special steel units in Brazil, which historically have better margins than the other units.

•      The decrease in EBITDA margin in 2014 compared to 2013 accompanied the behavior of gross margin, even though EBITDA in absolute terms increased slightly due to the effect from exchange variation.

Iron Ore BO

Production and shipments

Iron Ore BO (1,000 tonnes)	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Production	7,623	5,586	36.5%
Shipments	7,971	5,017	58.9%
Gerdau units	4,404	3,775	16.7%
Third parties	3,567	1,242	187.2%

•      Production increased in 2014 compared to 2013 due to the improvement in the learning curve of expansion realized in September 2013.

•      Shipments increased in 2014 compared to 2013 driven by the substantial growth in iron ore shipments to third parties and by the higher volumes shipped to the Ouro Branco unit.

Operating result

Iron Ore BO	Fiscal Year 2014	Fiscal Year 2013	Variation 2014/2013
Net Sales (R$ million)	945	704	34.2%
Gerdau units	412	430	-4.2%
Third parties	533	274	94.5%
Cost of Goods Sold (R$ million)	(788)	(442)	78.3%
Gross profit (R$ million)	157	262	-40.1%
Gross margin (%)	16.6%	37.2%
EBITDA (R$ million)	161	250	-35.6%
EBITDA margin (%)	17.0%	35.5%

•      Net sales grew in 2014 compared to 2013 driven by higher shipments, despite the lower prices practiced in international markets.

•      Cost of goods sold increased in 2014 compared to 2013 due to the higher share in total shipments of shipments to third parties, which have higher logistics costs. The decrease in gross margin in 2014 compared to 2013 is explained by the sharp decline in international iron ore prices.

•      EBITDA decreased in 2014 compared to 2013, accompanying the behavior of gross profit.

Corporate Governance

Capital Markets and Corporate Governance

Stock liquidity and trading

•      Through its publicly held companies (Gerdau S.A. and Metalúrgica Gerdau S.A.), Gerdau offers investors various investment alternatives on Brazilian and foreign stock exchanges. In 2014, these securities maintained high liquidity levels, with combined financial trading volume of R$ 45.6 billion (US$ 19.4 billion).

•      The shares of Gerdau S.A. and Metalúrgica Gerdau S.A. are components of the following stock indexes: BM&FBOVESPA Index (Ibovespa), Corporate Sustainability Index (ISE), Brazil Index (IBrX 100), Special Tag-Along Stock Index (ITAG), Industrial Sector Index (INDX), Special Corporate Governance Stock Index (IGCX) and Basic Materials Index (IMAT).

Dividends

•      Gerdau S.A. have compensation policies established in their bylaws that provide for the distribution of a minimum of 30% of adjusted net income every year.

•      In 2014, Gerdau S.A. approved the payment of dividends and/or interest on capital stock in the amounts of R$ 426.1 million (R$ 0.25 per share).

•      The following chart show the dividends and/or interest on capital stock approved for each fiscal year as well as the dividend yield, which is the ratio of the dividends paid per share to the share price at the close of the fiscal year.

Gerdau S.A.

Dividends - Yield and Amount Approved

Transparency and equitable treatment in investor relations

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. held their Shareholders Meetings on April 16 and 25, 2014, respectively. At Metalúrgica Gerdau S.A., shareholders elected 11 directors, two of whom were appointed by the non-controlling shareholders. Five members were elected to the Board of Auditors, two of whom were appointed by the non-controlling shareholders. At Gerdau S.A., shareholders reelected nine directors. Three members were elected to the Board of Auditors, one of whom were appointed by the non-controlling shareholders. More information is available on the website of the Company: www.gerdau.com/ri.

•      The work of Gerdau’s Investor Relations team in 2013 was considered in 2014 one of the five best in the categories Grand Prix Best IR Programs (Large Caps), Best Use of Technology (Large Caps) and Best IR Executive (Large Caps). The awards are sponsored by IR Magazine jointly with Revista RI and the Brazilian Investor Relations Institute (IBRI) and are based on a survey of investors and capital market analysts.

•      Gerdau was one of the winners of the 18th Anefac-Fipecafi-Serasa Transparency Awards for its 2013 financial statements. This marks 15th consecutive time that it has figured among the top ten companies presenting the best financial statements. Gerdau was selected from among the largest and best companies headquartered in Brazil in the retail, industrial and services sectors (excluding financial services) that report their financial statements to the market.

•      Gerdau was recognized by the 2014 edition of the ranking sponsored by the magazine Institutional Investor in the Metals & Mining category for Latin American companies. The ranking is based on an annual survey of buy and sell side analysts and aims to identify the best IR, CEO and CFO professionals, as well as the best IR teams. http://ri.gerdau.com/static/ptb/premios-reconhecimentos.asp?idioma=ptbFor more awards and recognitions go to the company’s IR website at http://ri.gerdau.com/static/enu/premios-reconhecimentos.asp?idioma=enu

•     Gerdau once again was recognized by the “Você S/A Exame Guide — Best Companies to Work For.” The Company ranked first in the Metal and Steel industry, maintaining the top spot garnered in previous years.

Sponsored every year by the magazines Você S/A and Exame in partnership with the business school Fundação Instituto de Administração (FIA), the ranking is based on two surveys, one completed by the organization and the other by its employees. The questionnaires take into account the level of satisfaction of the teams as well as the practices, consistency, sustainability and scope of action of the organization’s People department.

•      In Moscow, Gerdau received two important recognitions during the 48th Conference of the World Steel Association, which brings together the most important companies in the global steel industry. For the first time ever, Gerdau was recognized in the Steelie Awards, winning the Excellence in Sustainability category for its project to foster the sustainable development of its supply chain for scrap, one of the main raw materials it uses to make steel. In addition, Gerdau received once again the Safety and Health Excellence Recognition, which assesses successful programs implemented in the steel industry in the areas of occupational health and safety. In this year’s edition, the Company was awarded for the process entitled “Safety behavior management assessment,” which measures employees’ level of commitment to Gerdau’s safety and health practices.

•      Gerdau S.A. and Metalúrgica Gerdau S.A. were selected for the ninth consecutive time as components of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa). The index composition is valid from January 5, 2015 to January 2, 2016.

•      In order to maintain analysts and investors informed about Gerdau’s business, the company holds quarterly conference calls to discuss its quarterly earnings. These events present and comment on the quarterly results, which is followed by a question and answer session. In 2014, these events enjoyed the participation via telephone and internet of more than 2,500 participants.

•      The Investor Relations team received more than 3,000 requests for information from analysts during the year via telephone or e-mail.

•      In 2014, the Investor Relations team attended 25 conferences for investors and organized 12 non-deal roadshows in the Americas and Europe. It also organized two meetings of the Capital Market Professionals and Investors Association (Apimec), with one in São Paulo that was also broadcast live by webcast in which 97 people participated, and another in Brasília in which 55 investors participated. The highlight of 2014 was the Gerdau Day event held in the state of Minas Gerais. The two-day event was attended by 58 buy and sell side analysts, who had the opportunity to tour the facilities at the Ouro Branco mill, Gerdau’s largest industrial plant, and to visit the iron ore mines in Miguel Burnier and Várzea Lopes.

•      http://www.gerdau.com/rimailto:inform@gerdau.com.brFor more information or clarifications on the Company’s businesses and performance, please go to www.gerdau.com/ri or contact the Investor Relations team by telephone at +55 (51) 3323-2703 or by e-mail at inform@gerdau.com.br.

Social and Environmental Responsibility

•      The power to transform challenges into opportunities has characterized Gerdau since its creation over 100 years ago. Since its early days as a small nail factory in Porto Alegre, Rio Grande do Sul, this strength has driven the Company on its relentless pursuit of agility and efficiency to adapt its business to the industry’s continually changing dynamics.

•      Gerdau has a solid corporate governance structure supported by values that stretch back over one hundred years. It also has modern management systems to achieve higher levels of efficiency and competitiveness in its operations to ensure the sustainability of its business.

•      One of Gerdau’s main competitive advantages is the firm commitment of its employees. In 2014, for instance, the efforts and dedication of these professionals were key to enabling the Company to adapt its operations to the business challenges that emerged in the global steel industry. The strength of this team also made a decisive contribution to the comprehensive efforts to modernize Gerdau’s corporate culture, review aspects of its organizational structure and develop high-performance leaderships. These structural changes, which began in 2014 and will continue over the coming years, will provide crucial support for Gerdau’s new strategic plan for the future.

•      Gerdau believes that ensuring the safety of its employees and service providers is a value that supersedes all other priorities. For this reason, all of the Company’s operations adopt a rigorous set of practices that are consolidated in the Safety Management System and complemented by regular investments in technologies, equipment and global management systems. In 2014, for instance, the financial resources invested in this area came to R$109.8 million, 7.4% more than in the previous year.

•      Gerdau believes that encouraging its employees to serve as volunteers is one of the main contributions it can make to society. By volunteering in social projects, employees expand their personal competencies and develop a culture of citizenship and solidarity, which effectively supports greater integration between the Company and local communities and creates a virtuous cycle for everyone. This fiscal year, Gerdau supported over 1,000 social actions around the world, in which it invested a total of R$63 million.

•      Gerdau respects the environment, which is why it regularly investments in the technological modernization of its industrial plants. In 2014, for instance, the Company invested R$172 million in this area, 6% more than in the previous year. In addition, all of the Company’s units follow a rigorous set of practices that are aligned with the standard ISO14001 and defined in the Environmental Management System (SGA). The SGA assesses all of Gerdau’s activities from the environmental standpoint, from the receipt of raw materials to the delivery of final products, including the recycling of co-products.

Value Added

•      In 2014, Gerdau companies generated consolidated value added of R$ 11.7 billion, or 4.1% more than in 2013. This value is derived from the revenue generated by products and services, net of discounts granted in the amount of R$ 45.7 billion, less R$ 34.0 billion in costs related to raw materials and consumer goods, outsourced services, losses from asset impairments, depreciation and amortization, equity income, financial income and other items.

Value Added Breakdown

(R$11.7 billion)

Information on the Parent Company

Gerdau S.A. is a publicly traded corporation with registered office in Rio de Janeiro, Rio de Janeiro. The Company is engaged in holding interests in other companies and producing and marketing steel products in the special steel segment.

Results

•      A substantial part of the results of Gerdau S.A. come from investments in subsidiaries and associate companies. In 2014, these investments generated equity income of R$ 2.1 billion. On December 31, 2014, these investments amounted to R$ 34.9 billion.

•      In 2014, the Company sold 555,000 tonnes of steel products, which generated net sales of R$ 1.7 billion and cost of goods sold of R$1.6 billion. Gross margin in the year stood at 6.1%.

•      In fiscal year 2014, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$ 980.6 million, compared to negative R$924.7 million in 2013. The variation in the financial result was due to higher financial expenses on loans, which were partially offset by the weaker effect from exchange variation on loans from related parties in the comparison periods.

•      Gerdau S.A. posted net income of R$ 1.4 billion for fiscal year 2014, equivalent to R$ 0.82 per outstanding share, mainly due to the result of equity income from subsidiaries and associate companies.

•      On December 31, 2014, the Company’s shareholders’ equity amounted to R$ 32.2 billion, representing book value of R$ 18.89 per share.

•      Net debt (loans and financings, plus debentures, less cash, cash equivalents and financial investments) plus related parties stood at R$ 4.7 billion on December 31, 2014. Note that the increase of R$ 1.0 billion in the Company’s financial investments (securities held for trade) refers to the sale of the 50% interest held in Gallatin Steel Company on October 8, 2014.

Dividends

•      Based on the results of 2014, Gerdau S.A. approved dividends and/or interest on capital stock in the amount of R$ 426.1 million (R$ 0.25 per share).

	Dividends	Per Share	Quantity of	Payment
Period	(R$ million)	(R$)	Shares (million)	Date
1st quarter	119.3	0.07	1,705	5/30/2014
2nd quarter	102.3	0.06	1,705	8/21/2014
3rd quarter	85.2	0.05	1,705	11/27/2014
4th quarter	119.3	0.07	1,705	3/26/2015
Total	426.1	0.25

•      In fiscal year 2014, the dividend yield (dividends per share/price of the preferred shares) of Gerdau S.A. was 2.6%, based on the share price on the last business day of 2014.

RELATIONSHIP WITH INDEPENDENT AUDITORS

• The Company’s policy for hiring any services from the independent auditor unrelated to the external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

• Audit fees refer to professional services rendered in the audit of the Company’s consolidated financial statements, quarterly reviews of the Company’s consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with the applicable legislation. Fees related to audits refer to services, such as, due diligence, that are traditionally performed by an external auditor in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company’s subsidiaries abroad to comply with tax requirements.

• In compliance with CVM Instruction 381/2003, Gerdau S.A. informs that PriceWaterhouseCoopers, the Company’s independent auditor, did not render any services other than those related to the external audit that represented more than five percent (5%) of all audit fees during fiscal year 2014.

• The Company informs the ongoing nature of the service agreement, dated February 17, 2014, between its subsidiary Gerdau Aços Longos S.A. and Booz & Company do Brasil Consultores Ltda., formerly Strategy&, a company acquired on April 1, 2014 by PwC. The agreement has an approximate duration of 4 months and the services consist of project consulting. The fees under said agreement amount to R$2.8 million, which represents 25% of the external audit fees. Given the impartiality, objectiveness and independence demonstrated by the independent auditor with regard to its activities and to the subject-matter of the service agreement between Gerdau

Aços Longos S.A. and Booz, the Board of Directors of Gerdau S.A. evaluated the merits of the potential conflict of interest in a meeting held on June 6, 2014, and, after considering the matter, decided that there was no reason to terminate the agreement.

ACKNOWLEDGEMENTS

• Lastly, the Company would like to thank its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their effort and dedication.

DECLARATION OF THE OFFICERS

• In accordance with Article 25 of CVM Instruction 480 of December 7, 2009, 31, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the opinions expressed in the Independent Auditors’ report of the Financial Statements issued on this date and with the Financial Statements for the fiscal year ended December 31, 2014.

Rio de Janeiro, March 3, 2015

THE MANAGEMENT

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2014 and 2013

In thousands of Brazilian reais (R$)

	2014	2013
CURRENT ASSETS
Cash and cash equivalents	3,049,971	2,099,224
Short-term investments
Held for Trading	2,798,834	2,123,168
Trade accounts receivable - net	4,438,676	4,078,806
Inventories	8,866,888	8,499,691
Tax credits	686,958	716,806
Income and social contribution taxes recoverable	468,309	367,963
Unrealized gains on financial instruments	41,751	319
Other current assets	331,352	291,245
	20,682,739	18,177,222

NON-CURRENT ASSETS
Tax credits	78,412	103,469
Deferred income taxes	2,567,189	2,056,445
Related parties	80,920	87,159
Judicial deposits	1,430,865	1,155,407
Other non-current assets	375,732	220,085
Prepaid pension cost	196,799	555,184
Investments in associates and jointly-controlled entities	1,394,383	1,590,031
Goodwill	12,556,404	11,353,045
Other Intangibles	1,547,098	1,497,919
Property, plant and equipment, net	22,131,789	21,419,074
	42,359,591	40,037,818

TOTAL ASSETS	63,042,330	58,215,040

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2014 and 2013

In thousands of  Brazilian reais (R$)

	2014	2013
CURRENT LIABILITIES
Trade accounts payable	3,236,356	3,271,419
Short-term debt	2,037,869	1,810,783
Debentures	—	27,584
Taxes payable	405,490	473,773
Income and social contribution taxes payable	388,920	177,434
Payroll and related liabilities	668,699	655,962
Dividends payable	119,318	119,455
Employee benefits	34,218	50,036
Environmental liabilities	23,025	15,149
Unrealized losses on financial instruments	—	274
Other current liabilities	858,901	634,761
	7,772,796	7,236,630

NON-CURRENT LIABILITIES
Long-term debt	17,148,580	14,481,497
Debentures	335,036	386,911
Related parties	—	43
Deferred income taxes	944,546	1,187,252
Unrealized losses on financial instruments	8,999	3,009
Provision for tax, civil and labor liabilities	1,576,355	1,294,598
Environmental liabilities	93,396	90,514
Employee benefits	1,272,631	942,319
Other non-current liabilities	635,457	571,510
	22,015,000	18,957,653

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(233,142)	(238,971)
Capital reserves	11,597	11,597
Retained earnings	11,366,957	10,472,752
Operations with non-controlling interests	(1,732,962)	(1,732,962)
Other reserves	3,539,188	2,577,482
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	32,200,819	30,339,079

NON-CONTROLLING INTERESTS	1,053,715	1,681,678

EQUITY	33,254,534	32,020,757

TOTAL LIABILITIES AND EQUITY	63,042,330	58,215,040

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31, 2014, 2013 and 2012

In thousands of Brazilian reais (R$)

	2014	2013

NET SALES	42,546,339	39,863,037

Cost of sales	(37,406,328)	(34,728,460)

GROSS PROFIT	5,140,011	5,134,577

Selling expenses	(691,021)	(658,862)
General and administrative expenses	(2,036,926)	(1,953,014)
Other operating income	238,435	318,256
Other operating expenses	(150,542)	(140,535)
Impairment of assets	(339,374)	—
Gains in Joint ventures operations	636,528	—
Equity in earnings of unconsolidated companies	101,875	54,001

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,898,986	2,754,423

Financial income	276,249	292,910
Financial expenses	(1,397,375)	(1,053,385)
Exchange variations, net	(476,367)	(544,156)
Gain and losses on financial instruments, net	36,491	2,854

INCOME BEFORE TAXES	1,337,984	1,452,646

Current	(571,926)	(318,422)
Deferred	722,315	559,478
Income and social contribution taxes	150,389	241,056

NET INCOME	1,488,373	1,693,702

ATTRIBUTABLE TO:
Owners of the parent	1,402,873	1,583,731
Non-controlling interests	85,500	109,971
	1,488,373	1,693,702

Basic earnings per share - preferred and common - (R$)	0.82	0.93

Diluted earnings per share - preferred and common - (R$)	0.82	0.93

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2014, 2013 and 2012

In thousands of Brazilian reais (R$)

	2014	2013

Cash flows from operating activities
Net income for the year	1,488,373	1,693,702
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	2,227,396	2,029,507
Impairment of Assets	339,374	—
Equity in earnings of unconsolidated companies	(101,875)	(54,001)
Exchange variation, net	476,367	544,156
(Gains) Losses on financial instruments, net	(36,491)	(2,854)
Post-employment benefits	200,699	95,514
Stock based remuneration	39,614	38,223
Income tax	(150,389)	(241,056)
(Gains) Losses on disposal of property, plant and equipment and investments	(48,639)	(133,593)
Gains in Joint ventures operations	(636,528)	—
Allowance for doubtful accounts	49,890	47,345
Provision for tax, labor and civil claims	281,876	205,167
Interest income on investments	(144,723)	(135,040)
Interest expense on loans	1,178,034	901,273
Interest on loans with related parties	(2,743)	(1,573)
Provision for net realisable value adjustment in inventory	63,440	56,752
Release of allowance for inventory against cost upon sale of the inventory	(69,502)	(61,453)
	5,154,173	4,982,069
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(36,468)	(23,790)
(Increase) Decrease in inventories	(173,191)	1,018,398
Decrease in trade accounts payable	(251,911)	(128,942)
(Increase) Decrease in other receivables	(701,550)	120,645
Increase (Decrease) in other payables	280,187	162,863
Dividends from jointly-controlled entities	95,600	63,073
Purchases of trading securities	(3,028,974)	(3,360,144)
Proceeds from maturities and sales of trading securities	2,544,895	2,481,935
Cash provided by operating activities	3,882,761	5,316,107

Interest paid on loans and financing	(859,821)	(810,362)
Income and social contribution taxes paid	(452,079)	(407,333)
Net cash provided by operating activities	2,570,861	4,098,412

Cash flows from investing activities
Additions to property, plant and equipment	(2,266,702)	(2,598,265)
Proceeds from sales of property, plant and equipment, investments and other intangibles	1,067,938	237,203
Additions to other intangibles	(141,956)	(158,395)
Advance for capital increase in jointly-controlled entity	—	(77,103)
Cash and cash equivalents consolidated in business combinations	—	—
Payment for business acquisitions, net of cash of acquired entities	—	(55,622)
Increase in controlling interest in associated companies	—	(51,383)
Net cash used in investing activities	(1,340,720)	(2,703,565)

Cash flows from financing activities
(Reduction) Increase of capital by non-controlling interests	(550,000)	383,788
Purchase of treasury shares	—	—
Proceeds from exercise of shares	5,483	35,465
Dividends and interest on capital paid	(455,139)	(426,988)
Proceeds from loans and financing	2,771,048	5,011,654
Repayment of loans and financing	(2,173,555)	(5,223,100)
Intercompany loans, net	8,939	46,933
Increase in controlling interest in subsidiaries	(130,199)	(33,090)
Put-Options on non-controlling interest	—	(599,195)
Net cash used in financing activities	(523,423)	(804,533)

Exchange variation on cash and cash equivalents	244,029	71,675

Increase (Decrease) in cash and cash equivalents	950,747	661,989
Cash and cash equivalents at beginning of year	2,099,224	1,437,235
Cash and cash equivalents at end of year	3,049,971	2,099,224